Banca Popolare di Milano

Fondata nel 1865

PRESS RELEASE

Bipiemme Group - 2003 Results

- **Parent company Profit from operating activities € 181,2 mln (+13,1%)**
- **Customer deposits € 19.245 mln (+6,0%)**
- **Loans to customer € 17.077 mln (+7,4%)**
- **Asset under management € 16.524 mln (+12,7%)**
- **Dividend: € 0,12**

The Board of Directors of Banca Popolare di Milano, meeting today, examined and approved the accounts for the year ended 31.12.2003 and forwarded them to the Statutory Audit Committee and the independent auditors for their review. The financial statements indicate net earnings of € 130,3 mn for the parent company and € 68,0 mn at consolidated level. Parent Company 2003 net profit is higher than the consolidated result due to nonrecurring dividends distributed by Group companies for € 68,7 mn. Any comparison with the 2002 results, however, to be homogenous, must consider that the previous year results (€ 170,4 mn for the parent company and € 127,5 mn for the Group) included € 63,4 mn of nonrecurring profits at Banca Popolare di Milano level, deriving from the net capital gain coming from spin-off of non-instrumental real estate and € 63,1 mn, at consolidated level, in terms of less taxes. Net of these extraordinary items, the group net profit show a growth (+5,4%).
The Board of Directors will therefore propose to the shareholders in their annual meeting next April to distribute a dividend of € 0.12, in line with last year's figure.

2003 was another year marked by a difficult economic context for the Italian banking system. But the excellent growth in aggregate volumes of deposits and loans, especially in the closing months of the year, marked a turning point for the Group, after the lull in recent year caused by the strategic decision to refocus toward domestic and retail customers and reduce exposure toward the large corporate segment.

dlw 4/13

Bipiemme Group

In detail, **direct deposits showed growth of 6,0%, to € 19.245 mn. This growth rises to 8.4% if only the Italian branches, which represent the Group's core business, are considered.** Within that aggregate, the current account segment continued to perform well, with average market share holding steady at 2,25%.
The effort to promote intermediation activity with the retail clientele resulted in an **increase of asset under management at € 16.254 mn or +12,7% with respect to 31.12.2002, and net positive inflow for the year of € 1.343 mn.** Details show excellent growth for mutual funds (+15.3%), individual accounts (+21,6%), and insurance reserves (+18.0%). These results, along with good performance in the first two months of the current year, have raised **market share to 2,25% at end-February 2004, from 2,21%** at 31 December 2002. Mutual funds also performed brilliantly **in 2003, with 85% reporting results above the benchmarks and 94% outpacing the reference indices.**

Loans to customers also showed a healthy increase compared with previous years (+7,4%) to a total of € 17.077 mn, and the Italian company registered growth of +10,5% over 2002. Within this area, the current account aggregate performed brilliantly, with the average market share rising to 1,74% in 2003 (vs. 1,57% in 2002). The strategy to refocus on retail customers and small and medium-sized enterprises (SMEs) stimulated growth, in just the **domestic branches, of 9,5% for the retail segment and +10,9% for corporate, while the large company segment declined by –11,9%, in line with the strategic goal to change the portfolio loans mix. Mortgage loans registered strong growth (+42,5%) sustained by over € 1,4 bn in new loans.** Decreases, on the other hand, were registered in lending by the foreign branches (-32,0%), for a total of € 795 mn, and in the guarantees and commitment area (-13,0%), improving the overall risk profile of the group, also aided by a sharp decline in credit-based derivatives.

In profitability terms, the total income held steady (€ 1.308 mn, -0,6% versus 2002), thanks to growth in the non-interest income area (+8,4%), which offset the decline in the interest margin, weighted down by falling market interest rates (-0.98 b.p. in 12 months). In the customer rate spread of the Bipiemme Group, despite a decline of 36 b.p. with respect to 2002, still held a margin advantage of 42 b.p. over the Italian banking system as a whole, based on the 10-day Bank of Italy statistics. Within the non-interest income, net commissions performed well (+3,1%), despite the asset mix of the mutual funds, where money market and bond components accounted for around 70%.

Non-financial costs totaled € 1.032 mn, with a slight increase of 1,6%, less than inflation. The result was very good in the area of administrative expenses, which showed a decline of 0.7%. This excellent performance was particularly significant in light of the Group's steady growth (33 new branches opened in 2003 – outlets increased from 596 at 31.12.2002 to 629 at 31.12.2003) and an increase in customer transactions (+7,6% in terms of transactions completed) and was made possible in part by the launch of the new procurement center. The increase in staff-related costs was also limited, with the initial effects of the cost income program, resulting in a decrease of 45 persons after two years of increases and a reduction of 95 persons in the central structures of the Group.
The balance of provisions and value adjustments on loans and fixed assets was € 179,6 mn, with a decrease from 2002 (-1,5%), affected by write-downs on the Parmalat account equal to 70% of the credit exposure. Without that account, the decline with respect to 2002 would have been 18,9%. **The ratio of nonperforming loans was 0,75%, remaining among the best in the Italian banking system.**

Gross profit after extraordinary items was € 114,1 mn, 8,9% less than in 2002, with net profit of € 68,0 mn after taxes of € -45,2 mn. The comparison with last year in uniform terms is positive, since the 2002 financial statements reflected the positive effect (€ 63,1 mn) of extraordinary items.

Parent company: Banca Popolare di Milano S.C. a r.l.

At the parent company level, Banca Popolare di Milano, reported good performance in terms of balance sheet and profit result:
- direct deposits at € 16.323 mn (+0,1%);
- loans to customers at € 15.456 mn (+6,6%);
- asset under management € 13.535 mn (+5,3%)
- operating profit € 342,7 mn (+0,8%)
- profit from operating activities € 181,2 mn (+13,1%)

Net income was € 130,3 mn, below respect to 2002 results, that was positively affected by net capital gains of € 63,4 mn deriving from the spin-off of non-instrumental real estate.

Principal subsidiaries

The analysis of the principal product companies shows excellent contributions to the 2003 bottom-line by Banca Akros (€ 15,3 mn, +12,5 %), by Bipiemme Vita (€ 11,7 mn,

+23,2%), and by Bipiemme Gestioni (€ 10,0 mn, -0,7%). Banca di Legnano shows a positive operating profit, after the goodwill amortization, in line with the goals of the industrial reorganization plan.

******

In consideration of the positive results, the Board of Directors will propose to the shareholders, in their annual general meeting next April, the distribution of a dividend of € 0,12, payable beginning on 6th May 2004. The Banca Popolare di Milano stock will be quoted ex-dividend from 3rd May 2004, moreover the Board of Directors also resolved to assign the statutory portion of earnings reserved to the employees in shares of the bank, through the utilization of the reserve for ownshares.

Milan, 9 March 2004

Please note that the original Press Release is in Italian. In case of doubt the Italian version prevails.

BANCA POPOLARE DI MILANO GROUP
RECLASSIFIED CONSOLIDATED BALANCE SHEET (In thousands of Euro)

Captions	ASSETS	Dec 31 '03	Dec 31 '02	Changes	%
10.	Cash and deposits with central banks and post offices	185.836	184.286	1.550	0,84
	Loans	**20.635.618**	**21.222.364**	**-586.746**	**-2,76**
40.	- Loans to customers	17.076.986	15.900.503	1.176.483	7,40
30.	- Due from banks	3.558.632	5.321.861	-1.763.229	-33,13
20. 50. 60.	Dealing securities	5.329.527	4.779.110	550.417	11,52
	Fixed assets	**4.172.314**	**4.374.719**	**-202.405**	**-4,63**
20. 50. 60.	- Investment securities	2.791.128	3.024.962	-233.834	-7,73
70. 80.	- Equity investments	296.288	230.642	65.646	28,46
110. 120.	- Intangible and tangible fixed assets	1.084.898	1.119.115	-34.217	-3,06
90. 100.	Differences arising on consolidation and on application of the equity method	93.415	16.064	77.351	n.s.
140. 150. 160.	Other assets	2.025.027	1.959.331	65.696	3,35
	TOTAL ASSETS	**32.441.737**	**32.535.874**	**-94.137**	**-0,29**

Captions	LIABILITIES AND SHAREHOLDERS' EQUITY	Dec 31 '03	Dec 31 '02	Changes	%
	Payables	**26.912.642**	**26.458.834**	**453.808**	**1,72**
20. 30. 40.	- Due to customers	19.244.724	18.157.986	1.086.738	5,98
10. 30.	- Due to banks	7.509.139	8.138.241	-629.102	-7,73
30.	- Bankers' drafts	158.779	162.607	-3.828	-2,35
50. 60.	Other liabilities	1.788.016	1.836.901	-48.885	-2,66
70. 80.	Provisions for specific use	561.826	637.308	-75.482	-11,84
90.	Reserve for possible loan losses	8.773	12.047	-3.274	-27,18
110.	Subordinated liabilities	819.379	1.253.265	-433.886	-34,62
140.	Minority interests	2.296	1.782	514	28,84

150. 160. 170.	Capital and reserves	2.280.764	2.208.138	72.626	3,29
200.	Net profit	68.041	127.599	-59.558	-46,68
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**32.441.737**	**32.535.874**	**-94.137**	**-0,29**
	Guarantees and commitments	7.828.213	9.000.772	-1.172.559	-13,03
	Custody and administration of securities	30.931.278	29.971.782	959.496	3,20

BANCA POPOLARE DI MILANO GROUP
RECLASSIFIED CONSOLIDATED STATEMENT OF INCOME (In thousands of Euro)

Captions	STATEMENT OF INCOME	Year 2003	Year 2002	Changes	%
10. 20.	**Interest margin**	**586.856**	**650.271**	**-63.415**	**-9,75**
40. 50.	Net commissions	472.578	458.458	14.120	3,08
60.	Profits (losses) on financial transactions	26.935	5.638	21.297	n.s.
30. 170.	Profits of companies carried at equity and dividends	116.492	99.940	16.552	16,56
70. 110.	Other operating income, net	105.299	101.444	3.855	3,80
	Net interest and other banking income	**1.308.160**	**1.315.751**	**-7.591**	**-0,58**
80.	**Administrative expenses**	**-864.335**	**-853.162**	**11.173**	**1,31**
	a) Payroll	-550.335	-536.925	13.410	2,50
	b) Other administrative expenses	-314.000	-316.237	-2.237	-0,71
90.	Adjustments to tangible and intangible fixed assets	-167.630	-162.761	4.869	2,99
	Operating profit	**276.195**	**299.828**	**-23.633**	**-7,88**
120. 130. 140.	Adjustaments and writebacks of loans	-137.166	-145.018	-7.852	-5,41
100.	Provisions for risks and charges	-41.911	-26.635	15.276	57,35
150. 160.	Adjustment to and writebacks of financial fixed assets	-531	-10.634	-10.103	-95,01
180.	**Profit from operating activities**	**96.587**	**117.541**	**-20.954**	**-17,83**
210.	Non-recurring income, net	17.538	7.697	9.841	127,86
	Profit before taxes and minority interests	**114.125**	**125.238**	**-11.113**	**-8,87**
240.	Income taxes	-45.242	2.694	-47.936	n.s.
250.	Net profit attributable to minority interests	-842	-333	509	152,85
260.	**Net profit**	**68.041**	**127.599**	**-59.558**	**-46,68**

BANCA POPOLARE DI MILANO
RECLASSIFIED BALANCE SHEET (In thousands of Euro)

Captions	ASSETS	Dec 31 '03	Dec 31 '02	Changes	%
10.	Cash and deposits with central banks and post offices	162.074	167.253	-5.179	-3,10
	Loans	**18.656.773**	**19.569.382**	**-912.609**	**-4,66**
40.	- Loans to customers	15.455.977	14.493.347	962.630	6,64
30.	- Due from banks	3.200.796	5.076.035	-1.875.239	-36,94
20. 50. 60.	Dealing securities	2.835.302	3.083.723	-248.421	-8,06
	Fixed assets	**4.591.688**	**4.605.814**	**-14.126**	**-0,31**
20. 50.	- Investment securities	2.376.543	2.622.911	-246.368	-9,39
70. 80.	- Equity investments	1.868.704	1.663.197	205.507	12,36
90. 100.	- Intangible and tangible fixed assets	346.441	319.706	26.735	8,36
120. 130. 140.	Other assets	1.139.443	1.090.416	49.027	4,50
	TOTAL ASSETS	**27.385.280**	**28.516.588**	**-1.131.308**	**-3,97**

Captions	LIABILITIES AND SHAREHOLDERS' EQUITY	Dec 31 '03	Dec 31 '02	Changes	%
	Payables	**22.687.328**	**23.216.882**	**-529.554**	**-2,28**
20. 30. 40.	- Due to customers	16.323.309	16.302.137	21.172	0,13
10. 30.	- Due to banks	6.213.375	6.764.608	-551.233	-8,15
30.	- Bankers' drafts	150.644	150.137	507	0,34
50. 60.	Other liabilities	896.335	1.071.989	-175.654	-16,39
70. 80.	Provisions for specific use	487.296	555.790	-68.494	-12,32
90.	Reserve for possible loan losses	4.273	5.116	-843	-16,48
110.	Subordinated liabilities	831.261	1.265.147	-433.886	-34,30
120. 130. 140.	Capital and reserves	2.348.519	2.231.275	117.244	5,25
170.	Net profit	130.268	170.389	-40.121	-23,55
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**27.385.280**	**28.516.588**	**-1.131.308**	**-3,97**

Guarantees and commitments	7.634.446	9.200.131	-1.565.685	-17,02
Custody and administration of securities	32.788.509	32.378.543	409.966	1,27

BANCA POPOLARE DI MILANO

RECLASSIFIED STATEMENTS OF INCOME (In thousands of Euro)

Captions	STATEMENT OF INCOME	Year 2003	Year 2002	Changes	
					%
10. 20.	**Interest margin**	**501.559**	**573.112**	**-71.553**	**-12,48**
40. 50.	Net commissions	360.514	369.153	-8.639	-2,34
60.	Profits (losses) on financial transactions	20.993	19.493	1.500	7,70
30.	Dividends	158.755	71.041	87.714	123,47
70. 110.	Other operating income, net	101.806	98.432	3.374	3,43
	Net interest and other banking income	**1.143.627**	**1.131.231**	**12.396**	**1,10**
80.	**Administrative expenses**	**-719.123**	**-711.755**	**7.368**	**1,04**
	a) Payroll	-445.970	-440.784	5.186	1,18
	b) Other administrative expenses	-273.153	-270.971	2.182	0,81
90.	Adjustments to tangible and intangible fixed assets	-81.829	-79.543	2.286	2,87
	Operating profit	**342.675**	**339.933**	**2.742**	**0,81**
120. 130. 140.	Adjustament and writebacks of loans	-129.873	-142.334	-12.461	-8,75
100.	Provisions for risks and charges	-28.024	-23.123	4.901	21,20
150. 160.	Adjustments to and writebacks of financial fixed assets	-3.623	-14.274	-10.651	-74,62
170.	**Profit from operating activities**	**181.155**	**160.202**	**20.953**	**13,08**
200.	Non-recurring income, net	6.113	80.187	-74.074	-92,38
	Profit before taxes	**187.268**	**240.389**	**-53.121**	**-22,10**
220.	Income taxes	-57.000	-70.000	-13.000	-18,57
230.	**Net profit**	**130.268**	**170.389**	**-40.121**	**-23,55**